                                        Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


Set forth below is a transcript of a live conference call that is now being rebroadcast on General Motors' website.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                    *  *  *

                           GENERAL MOTORS CORPORATION

                             MODERATOR: RANDY ERICK
                                OCTOBER 15, 2002
                                   8:30 AM CT


Operator:             Welcome to the General Motors Corporation Third Quarter
                      2002 Earnings Release Conference Call.

                      During the presentation all participants will be in a listen-only mode. Afterwards we will conduct the question-and-answer session. At that time if you have a question, please press the 1 followed by the 4 on your telephone.

                      As a reminder this conference is being recorded Tuesday, October 15th, 2002.

                      I would now like to turn the conference call over to (Randy Erick), General Director of Investor Relations.

                      Please go ahead, sir.

(Randy Erick):        Thank you. Good morning. And thanks for joining us
                      as we review our third quarter results that we sent you earlier this morning.

                      First I'd like to direct your attention to the Safe Harbor language on the first page of the chart set. Like always the content of our call will be governed by that language. We're broadcasting the call live via the Internet, and the financial press is participating as well.

                      This morning John Devine, our CFO and Vice Chairman will cover Q3 Earnings Review and provide an update and outlook for Q4 as well as the calendar year. As we've mentioned that after the presentation, like always, 30 minutes will be set aside for Q&A from security analyst followed by 30 minute Q&A with the financial press.

                      I would also like to mention we have several other executives here to assist in answering your questions including Eric Feldstein, Vice President, Finance and Treasure, Paul Schmidt, Corporate Controller, Bill Muir, Executive Vice President and CFO of GMAC, Pete Bible, Chief Accounting Officer, Ray Young, CFO of GM North America, and (Paul Baloo), Executive Director of Global Market and Industry Analysis. Now I'd like to turn the call over to John Devine.

John Devine:          Good morning everyone. Thanks for joining us. We
                      have a lot to talk about today. And so I'll go through reasonably quickly and then we'll turn it over to you for questions.

                      If you turn to Page 2 of the deck -- I'll cover third quarter highlights first -- I characterize the quarter as another good one, overall. Good operational results in terms of the quarter. We continue to have some issues, and I realize you have some questions in areas like pension so we've taken some time in the presentation. We'll take some time in the call to make sure you know what we know in terms of the outlook for that, and that is added to the length of the presentation a bit.

                      Overall third quarter highlights are good. Financial performance, $1.24 earnings per share; that's without Hughes, and that's without special items that I'll cover in a moment. The $1.24 compares with $1.09 on first call, including Hughes, the first call number was about 99 cents; and including Hughes, our results are about $1.20. So a little better -- volume was better. And we'll cover some other items as well. So overall, a good quarter.

                      We have taken a charge for the write-down of Fiat Auto, which I'll explain in more detail in a moment. And we've taken some write-down employee cost-related to changes in our production footprint, which I'll also cover in a moment.

                      Our revenue: A good quarter -- $41.4 billion, overall. That's up 2-1/2% year-over-year. An adjusted net income of $696 million; a nice improvement again of the third quarter of last year.

                      Very good progress continues on automotive cash flow third quarter despite typically being the worst of the year. We're actually able to improve our net liquidity. So we're pleased with that.

                      Market share: Good results. Global market share of 15.2% up 4/10 of a point. North America market share: Up 4/10 of a point. Truck sales: Up very significantly was leading the way in North America. Our retail share: Up 9/10 of a point. So a good quarter.

                      On Page 3 you can see the adjustments we've broken. The left hand of the column, the page breaks up Q3 of 2001. Q3 of 2002 is on the right. I'll cover the 2002 numbers.

                      GMX used $791 million reported losses; that's $1.41. We have a production footprint, which I'll explain in a moment, of a charge of 116. Fiat investment write-down of $1.371 billion; I'll explain that as well in a moment. So the GMX Hughes number on an adjusted basis is $1.24. The Hughes result, which was out yesterday was a reported loss of $13 million or a penny a share. There's some special items that are favorable by 68, so $81 million and 4 cents; that's $1.20 I mentioned before. 29% tax rate continues in the third quarter. It's a little lumpy by region, as you'll notice in the background. But 29% is the overall rate.

                      If you turn to the next page -- the detail of the third quarter adjustments. The larger one, the largest one in fact is Fiat -- the write-down. We talked about this in our second quarter call. We talked about the fact that we're going to study looking at the value for the investment we made a couple of years ago.

                      In 2000 we purchased 20% of Fiat Auto Holdings for $2.4 billion. Based on the market value -- looking at the Fiat Auto equity value, which is not broken out within Fiat S.p.A. and debentures -- looking at that a couple of different ways, we estimate today that the market value would be about $220 million.

                      I would stress this as an outside-look-inside. We don't have access to any inside information here. And we're looking at it based on reported data. It's our best guesses for evaluation. I would stress again that this is not a -- contrary to what you see in the press -- this is not a negotiated approach. We're not trying to make a point with this. This is our best shot of what we think the value is today. $220 million would be our stake. That would imply an overall value about $1.1 billion for the company, for Fiat Auto that is. Again Fiat Auto as most of you know, is not broken out within Fiat S.p.A.

                      We also have a charge on the production footprint in North America -- 116 after tax. Primarily this is the transfer of the medium duty commercial truck production from Wisconsin to Flint, Michigan. And then there are several Hughes items in (unintelligible) yesterday results in a $68 million after tax gain that was primarily the multimedia company -- Thompson shares -- that were sold in the last month or so.

                      Turn in to Page 5; this breaks our third quarter adjusted results out by segment. Our focus on the middle column -- 2002 -- you can see the automotive result was $345 million, 133 improvement from last year. North America:
                      Another good quarter at 510, building on the success they were having last year and had so far this year. Europe:
                      Better; $180 million loss versus 287 last year, but still a way to go before we get profitable, but some improvement. We'll talk about Europe in a moment.

                      LAAM was a disappointment. Given the economic conditions, we have a loss of $61 million -- worse than last year. Asia Pacific: $76 million profit; a bit of improvement from last year. GMAC: Another good quarter at 476. So it's a total of 696 and Hughes as an 81 negative for a $615 million profit. $230 million total improvement from last year.

                      Just putting it back by segment, Page 6 relates out North
                      America: $510 million. You can see the pre-tax at 734. Net margin of 1.9%; we're pleased with this despite very heavy (unintelligible) spending in the market. A lot of competitive pressure. We've been able to improve our share as well as improve our net margins. So we're pleased with that.

                      Production volume is up 69,000 units. You can see the market share up 28% for the U.S, 27.6% for total North America. I'll show you that in a moment as well.

                      We're also pleased with the ending inventory level at 904,000 units, down 125 from last year. That obviously gives us some flexibility going forward.

                      In terms of the profit drivers, obviously volume and mix have been favorable. Pricing was a significant negative. I'll come back to that in a moment. But good news on cost, both material cost as well as structural cost.

                      Revenue per unit decreased $600 a unit. Just to give you a little more flavor for that. There's always a lot of noise in these numbers as you can imagine. The two major drivers, though, in the revenue per unit are mixed and negative pricing. At this point in time for the third quarter mix improvements more than upset the negative pricing. So it's a good news on that standpoint.

                      There was a negative impact on revenue because of the (unintelligible) within (daily rental) and you got a further effect on the predicament to dilution on the non-volume sensitive of our after market sales or SPO sales at several hundred dollars. There are some other miscellaneous factors in there as well. The net is down
                      600. But the two major drivers again are mixed and negative pricing, and mix slightly offset the negative pricing. So overall that's a good story.

                      I would also point out that the Q3 2000 revenue per unit improved from the second quarter levels by about $900 a unit. Net price was unfavorable in the quarter by 2.2%. Reflects very tough market conditions in the quarter. Year to date, that net price is negative by 1.8%.

                      Turning to page on Market Share; I think the market share improvement is a good story. As I mentioned, it's in the U.S, it's in the Canadian market and in Mexico. So we're pleased it's across the board. It's also the story about the quality of the market share.

                      Our retail share was up. Retail as percent of total, reached 81%. It does not mean we're walking away from a fleet business. We are not - but the fleet business has been - at least (daily rental) has been softer. We backed away from that a little bit. But we're certainly pleased with our retail share. You can say the (daily rental), as a percent of total, is down at 13.4%. That will gradually improve as that market improves, but it's certainly down for the quarter.

                      Truck retail market share is very strong at 30.6%. And truck, as a percent of total, was 56%. Cars are not as strong as we like to see them obviously. But overall the market reaction to the products we have and the incentive program has been very favorable.

                      Europe: I characterize Europe as (saying) there's been progress. We're pleased with the reduction in the loss -- $180 million loss versus 287 last year. We're not pleased that we're still in a loss position. Wholesale volume is down driven by a weaker industry and a change over to the new Vectra. Production, though, was up 35,000 units as you can see mainly due to last year's stock reduction as GMA worked to reduce their inventories last year.

                      Our pricing pressures remain in this market. There's no secret about that. But our cost performance has been very strong. I'd say that overall we `re certainly on track on our cost plan. We know we have more to do on the revenue side here. And that's exactly what we're focusing on.

                      Market share, as you can see on the chart, was down 4/10 of a point. We're still weak in Germany. UK was a good story; record improved market share there as well. So more to do on the revenue side but good progress on the cost side, overall. And despite I had to point out that the launch of the new Saab was a drag in the third quarter. Despite that, Europe was able to reduce their loss from last year, and are making progress.

                      Turning page to Page 9 -- Latin America, African, and the Mid-East: Net loss is $61 million. This is really about Brazil. Argentina has been a problem for some time. Brazil continues to be both an economic issue and for us, a profit problem. We're making good progress in market share, really across the board in Latin America -- very pleased with that. You can see the improvement on our market share. We're not pleased with the loss of $61 million. The economy of course, and the political uncertainty, in particular in Brazil, has been an issue. We don't expect that to change overnight. We're working very hard to make sure that we can make money in this market at a reduced industry. And that's our focus right now.

                      Turning to Page 10 on Asia-Pacific: Good result -- $76 million, very nice margin. In the pre-tax income, you can see I point out on the tax rate that there's a lumpy tax rate here. We had a deferred tax write-off in prior years that creates the high tax rate this year. I'd say that's an anomaly this year. But good results from a pre-tax basis in Australia still, very strong market there. In the case of the equity earnings that has really been led by Shanghai, are very nice result there. Very strong industry in China. Thailand has come back (a lot) but we're still losing money there. Pretty good market in Australia. And overall a very good market, very hot market in Asia Pacific. We're pleased with our results. We're pleased with the improvement on market share here as well.

                      Turning to Page 11 -- GMAC: Another strong quarter for GMAC. I think the diversified portfolio has been a big help. You can see that financing operations are (above the first) versus last year. In the case of the core finance operations, there has been some higher credit provisions. I'd point out that that's about the severity or a loss per unit. The delinquency rate, which I'll show you in a moment, are holding up quite well. (unintelligible) offset by the higher retail asset levels, so overall about a push.

                      Insurance is down by $29 million reflecting a write-down of some investment securities because of the equity markets which some think is prudent. Mortgage operation has bounced back significantly both on higher volumes and higher servicing fees. So overall GMAC has been able to improve their results by $39 million.

                      Furthermore on GMAC on Page 12, you've got a lot of questions about what's going on, what delinquency and re-possessions on the delays that I'll state. You can see about 30 plus delinquency and re-possessions. You can see the track over the last couple of years in particular folder 3 at 2.1% of 30 days --pretty important indicator for us. And it has been holding the line up a touch from Q2, but very much in line with last year and in line with the first quarter. We don't see anything unnatural buy back re-possessions. So holding up reasonably well, as well.

                      The other area that we get a lot questions about are our gains -- book gains per unit -- given what's going on Hughes car prices on our Smart Lease Program. Of course the Smart Lease Program runs off on a regular basis. So we have a chance to reset the mark on this.

                      And frankly we're saying here this is holding up better than expected. Our goal at the beginning of the year was to breakeven given what we knew about the market. Calendar year to-date book gains are about $310 per unit -- not shown on the chart -- versus 360 per unit for the same period in 2002. So that's holding up reasonably well. Obviously there's pressure on the used car market. But in terms of our Smart Lease or leasing program, that's holding up well.

                      The other area in GMAC I wanted to talk about a bit was really the balance sheet updates -- what's going on there? I know there have been a lot of questions from a variety of sources in terms of balance sheet growth at GMAC and what it means for us.

                      And, yes, there has been rapid asset growth in recent years. You can see back in `98, total assets, auto assets as well as everything else was $138 billion. At the end of the third quarter it's $237 billion. So there has been substantial asset growth during this period of time.

                      But you can see we've been improving our equity base as well. So when you look at it from a debt to equity ratio or funding to equity ratio bases, look at it anyway you want, and frankly we've been able to improve our leverage ratios during this period of time.

                      We've done that by retaining our earnings during this period. We've also put - GM has infused about $.1.09 billion of capital. This has been a work in progress over the last several years. The net result is that we don't expect to have any call for GM Capital on the next year certainly or the year after that. We think the GMAC balance sheet is strong. We think the leverage ratios are quite good. And as I pointed out, we've been working on those for the last couple of years.

                      Turning to Page 14, again, I'll focus here on total GM net liquidity. This is without GMAC and without Hughes. We've been making the point for some time that improving our capital position, improving our liquidity is an important effort. We're making progress. Thanks to very good operating cash flow this year. You can see the numbers of December 31st of last year -- $1 billion net liquidity. We had cash of 11/5 and debt of 10/5.

                      If you look at the total Q1 to Q3 cash flow -- and I'll come back to Q3 in a moment -- it was a net positive of $6.3 billion. We've put $3.2 billion in those pension (unintelligible) program earlier this year, dividends to-date of $800 million, so a net liquidity of $3.3 billion. And we winded up at the end of this quarter with $18.2 billion of cash and debt of 14.9. So overall this has been a very good story for us.

                      Talking about the third quarter a little bit, we generated $600 million of cash during Q3. Small reduction in debt, so net liquidity improved by about $700 million. As I mentioned, I think most of you know the third quarter is typically a weakest quarter. Because the production change over is (insolent); this in fact we think we have very good results. We're pleased with it, and the cash flow continues to be a very good story for us during the year.

                      One last point on this page; we continue to get questions about the dividend -- what's going on there? -- and the short answer is nothing. This is obviously something the Board looks at on a quarterly basis. As we've talked with most of you in the past, we tried to set a dividend rate several years ago that we could sustain during good years and bad years; and that's what we've done. So stability and the dividend are important to us and we know it's important to our investor group.

                      So keeping this dividend, we know is a very important piece. And as what we can see today, that's exactly what we plan to do.

                      Turning to Page 15, I want to talk about a goal that we set for ourselves early this year of generating about $10 billion of capital improvement -- effectively new capital to the company this year. We had a number of various to do it. The good news is the $10 billion is achieved through the end of September. This is with all the Hughes transactions -- which I'll speak about in a moment -- and without the GMAC dividend.

                      We still expect the GMAC dividend at the end of this year. We'll obviously take a hard look at that at the end of the year based on the size of their asset base and the requirements. But we still expect that at the end of the year. You can see what has been driving the $10 billion automotive cash flow with $6.3 billion, as I just showed you, has been the key driver. Dividends, as I mentioned, $800 million.

                      The retail debt offering and importantly the convertible bond offering that we did at the first part of this year has given us a lot of help this year. So we're pleased with the $10 billion. We're not suggesting we're going to stop here. We are not. But we're pleased to see this has progressed so far this year.

                      This might be a good time to speak about the Hughes transaction. I think most of you have been reading the papers as to what happened. On October 10, the SEC declined to approve the transfer of license from Hughes to the merged companies. The SEC provided 30 days for Hughes and EchoStar to file amended applications to reduce or eliminate their concerns.

                      The bottom line for us is we're obviously very disappointed in the actions about the SEC. We're continuing to work with the regulators to resolve their concerns. The important piece for us is we believe the merits of the merger are still very strong. They're in the public interest and we certainly believe they're in the shareholders' interest. We think this has been the best deal for shareholders. We're doing everything we can to get this done. And we'll continue to push on that very hard.

                      If the merger is ultimately not approved though, we believe we have alternatives. Today it's premature to discuss them. But I want to make sure that people realize that there is a very important store value on the Hughes business. We're pleased with the progress they've made. I won't go through that a great deal; they were out yesterday. But DIRECTV in particular has been a significant improvement in the overall business. They're focused. They're doing the right things. And the store value for General Motors, we think, is still very substantial here.

                      Page 16 -- U.S Pension Plan Update: This has been a difficult story given where the market has been. If you stand back and look at where we were at the middle of the year, we were down about 3% at mid-year. And that what we said at a time is we had some hope that if the market bounced back, we could get to close to a breakeven for the year. And that was not a great outcome but certainly not bad.

                      As the market has continued to be very negative, the third quarter was very negative -- a minus seven. We're now looking at year-to-date about a minus ten on the overall portfolio. Better than the DOW, better than the S&P, down 29% for the same period. It doesn't make you feel a lot better. But it's still down 10%.

                      At the same time we also are looking at a lower inflation rate. And as corporate bond yields have come down, we're looking at the discount rate coming down as well. At the end of last year, it was 7.25. If we measure it today, it would be about 6.75. So another 50 basis points in the discount rate, which also affects the level of underfunding.

                      So the impact of both the poor asset returns this year, declining discount rates are going to have an impact on our funded status at the end of this year. It's certainly going to be worse than we expected at the middle of the year. It will change with minimum cash requirements, we see for pensions over the next several years.

                      We're looking at on the basis of the variable rate premium avoidance -- what it takes to avoid the premium. Although our worst case even if a premium cut in, that would be in the order of about $200 million a year. So it's not the end of the day. But we want to work very hard to avoid the premiums. And we refer to that as a minimum cash requirement.

                      And then importantly, it's going to be a larger drag. And we expect that earlier on our 2003 pension expense. I want to take you through each of these issues.

                      Page 17. Look at the funded status on a projected yearend basis. Obviously we have another quarter to go here. There are a lot of things that can happen in this on both the discount rate and the asset returns. So we're not trying to predict the market. We're just saying that if we took the numbers as they existed today, what would they look at by the end of the year? And obviously it didn't look very good.

                      If you look at a 6.75 discount rate and a minus 10% asset return, which is where we were at the end of the third quarter, our underfunded position would be $23 billion. That compares with $9 billion underfunded at the end of last year. So obviously this is a deterioration versus that. And this is worse than we expected at the beginning and certainly at the middle of the year.

                      On Page 18 -- and this is an important point -- we do have flexibility when we put some cash into the pension fund. And this will help us a great deal although the amount we're going to have to put in is certainly higher than we'd like or what we'd expected at the beginning of the middle of the year.

                      Just to explain the schedule: On the left hand side you can see several asset returns scenario for `02, `03, and forward years. We're not trying to predict these. We're just trying to show you a range of outcomes. When we look at it at the end of this year, we'll take another look at these. But if we had a minus ten this year, followed by ten going forward, you can see the present value of those contributions over the next several years 2003, 2007. To avoid the PBGC Premiums would be about $14 billion.

                      Just to explain that more, this does not mean that's what it takes to fully fund the pension. That's what it takes to avoid the PBGC Premiums -- $14 billion present value. If you dropped down to a minus ten followed by nines going forward on asset returns, that's about $16 billion; and minus ten, eight going forward, it's about $17 billion. I would point out that these deductions are tax deductible. So if you look at the middle number of $16 billion, effectively that's about a $10 billion after tax cash impact. Still sizeable but I think its dimension is a little better.

                      We do have flexibility. In this -- for the BRP requirement -- there's no contributions required prior to 2004. So we do have some flexibility. And when we put the money into pensions, but clearly we're going to have to put more of our operational cash flow, which has been good, into the pensions than we'd like or we had planned earlier.

                      Turning to Page 19, looking at 2003 Pension Expense. And this is still highly variable obviously; a lot of things can impact this. And again we're taking a market as it existed at the end of the third quarter. But we're saying based on what we have today, that our 2003 pension expense after tax could be about $1 billion -- about 1.80 EPS. So it's a sizeable hit.

                      That billion dollars of course is about $1.6 billion pre-tax. It could get larger obviously based on the return of the fourth quarter, and also could grow to the extent that the long-term asset return - the assumption is reduced. We will look at that at the end of the year. It could get smaller to the extent that we increased our contributions. The numbers that I gave you on the prior page and here assume no incremental contributions beyond the $2.2 billion we contributed earlier this year.

                      The best and the strongest option we have is the operating cash flow from the automotive operation that provides the option to (wrestle) the underfunded pensions, partially offset the forecast increase in pension expense. We want to make sure that we're a player on this despite continued excellent cost performance expected next year.

                      It's unlikely that North America will offset the increase in our 2003 pension expense and other areas of structural cost. North America is now working on their plan -- their business plan -- and their budget for next year. They're going to be very aggressive on cost reductions. But the size of this pension will really require us to have an increase in structural cost next year for North America. The final number obviously we'll cover with you on January.

                      Just to come back to 2002 on Page 20, we still expect the fourth quarter to be reasonably strong, softer than the nine months to-date. We'd expect some softening, and we will see it, we believe. We're looking at a 16.5 industry in the U.S for the fourth quarter, 17.0 for the calendar year.

                      Our production estimates -- our latest estimates -- are $1.4 million for the fourth quarter. In North America: 2.1 overall. The North America production estimate is about an 8% increase from the fourth quarter of last year. That would result in total North America production of about
                      5.6 million units -- a very good year.

                      And again I think given our view of the market, given the inventory position we are in right now, we think this is a very reasonable plan. We're taking our earnings guidance up a bit for the year and for the quarter. Excluding Hughes, we're going up to $1.50, and we're taking up the full year from 6.50 to 6.75. If you include Hughes in that, then that will be $1.40 and 6.35. But our confidence for the year remains very strong. And that's reflected in these earnings numbers.

                      On Page 21, I won't cover, just gives an update on our report card for the priorities we set out this year. Good progress. No real change from the last time we spoke. This continues to be a very good year from an operational standpoint. Obviously the pension drag is one we have to take seriously; and we do. We're working hard to offset that. We believe it is manageable, but it's going to take some number of years and some amount of cash to feed it over the years to reduce that drag. Let me stop there, and we'll turn it over to questions.

Operator:             Ladies and gentlemen, if you would like to register a
                      question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you are using a speakerphone please lift your handset before entering your request.

                      One moment please for the first question.

                      Our first question comes from the line of David Bradley with JP Morgan. Please go ahead.

David Bradley:        Hi!  Good morning and congratulations!

John Devine:          Hi, David.  How are you?

David Bradley:        A question for Bill Muir. Just looking at the
                      quarterly trend and residual values -- 4.26 Q1, 4.10 in Q2, $136 in Q3 -- are we getting toward a - can we extrapolate that it would be breakeven in Q4 and potentially looking at loss later on or are we going to reverse that trend or how's that going?

Bill Muir:            Well as you, I think, probably know is there's
                      pretty much a seasonal pattern to what takes place in terms of Hughes car values. And the fourth quarter is always the weak quarter for us. Last year, for example, we actually had a book loss of $24 a unit in the fourth quarter. So as a year as a whole, we were like $285 a unit last year. That actually was with a negative in the fourth quarter.

                      Now this year we're expecting it to be a little bit worse. So I'd say for our financial forecasting, we're assuming that there is a book loss in the fourth quarter. Having said that, it hasn't happened yet. So far on October, we're about like $100 a unit. But there's still plenty of time for it to dip down. And even assuming that, even kind of in our - not worst case, but kind of conservative outlook, we're still expecting the whole calendar year book gain to be somewhere between $175 a unit, $200 a unit.

John Devine:          David, the other thing I'd point out is of course
                      we reset the values as the leases roll up which helps us a great deal. And most importantly, we've emphasized leasing over the last couple of years. So our leasing run rate today is single digits. We've done that very intentionally. Probably it ramps up a little bit frankly because some parts of the market really require it. But our leasing exposure is relatively light today.

David Bradley:        Okay. If you had to - if it looks like you're going to run negative for a while, would you take a one-time reserve or would you simple run a negative number?

Bill Muir:            Well it's kind of hypothetical. We don't expect that we're going to run negative for a while. With 175 to $200 a
                      unit, that's a pretty substantial cushion for the calendar year. And it clearly points out that there's no need that
                      our accounting policy is appropriate and there's no need
                      for us to take any kind of....

John Devine:          We've been very transparent on this, David. So I think if
                      we ran close to it, we'd be very open with you. But that's an issue we haven't confronted yet.

Bill Muir:            Yes.

David Bradley:        Thank you.

Operator:             Our next question comes from Michael Wood with Salomon
                      Smith Barney. Please go ahead.

Michael Wood:         One quick one and then a couple of questions on Europe.
                      The three special items on the pre-tax basis, were they all in cost of goods sold?

John Devine:          Yes.

Michael Wood:         Okay. Overseas, can you comment at all about performance
                      with Saab?

John Devine:          Yes, Saab is in a difficult year. It has been an important year for Saab because they're starting up the 9/3 production. If you look at the Saab production footprint, that is obviously the bulk of their business and the bulk of their production. So it has been a big deal. And we're having a few difficulties; although we love the product. I think the product reaction -- all of us who have driven the car think it's going to be very, very successful.

                      But they're trying to eat a lot this year as they launch that product and get it started. And of course then they have the run down of the old car or so we have more to do on the profit side I'd have to say on Saab. I'd make that clear. We want to make bigger improvements than we have. But we're delighted about the product. We think the product is going to be very successful. Although the impact of that is going to be felt more of next year than it had this year.

Michael Wood:         Is Saab fully integrated with GME?

John Devine:          It is not. It has been more stand-alone, frankly. And
                      obviously that's something we're looking at the reduced cost on a continued basis. We thought it was important as they launched the 93, to do it pretty much as we've done historically. But going forward, we also think and believe it's important to bring it closer into GME.

Michael Wood:         Okay.  And that would improve its profitability?

John Devine:          We think so; we think there's a big opportunity for cost
                      reduction in Saab, as well as in the rest of Europe.

Michael Wood:         Okay. As it relates to Fiat, is the Journal article
                      correct that the original deal was Fiat contained some change in structural ownership in some clause, to that effect?

John Devine:          I'm not sure I know what that is, Michael. Is that the
                      story today in the Journal?

Michael Wood:         Yes, and it alluded too, that there was a - the original
                      deal with Fiat contained some sort of a clause -- if there was a change in ownership, you could get out of the put with Fiat.

John Devine:          There were clauses on there.

Man: If there was a change in control on Fiat S.p.A, (unintelligible).

John Devine:          If there's a change in control on Fiat S.p.A....

Man:                  Then the put is automatic...

John Devine:          ...then the put is automatically eliminated.

Michael Wood:         Okay. Would - if the government of Italy assumed the debt
                      or the bonds that are outstanding with Fiat, would that -

John Devine:          I don't want to speculate on that.

Michael Wood:         Okay.

John Devine:          You're getting into a lot of...

Michael Wood:         Yeah.

John Devine:          ...details.  This is frankly -

Michael Wood:         No problem.  Thank you very much.

John Devine:          Okay.

Operator:             Our next question comes from Steven Girsky with Morgan
                      Stanley. Please go ahead.

Steven Girsky:        Good morning, everybody!

John Devine:          Hey, Steve!

Steven Girsky:        A couple of quick questions; when you went through your
                      pension assumptions, John, you assumed no change in benefits as a result of next year's negotiations?

John Devine:          We assumed the repeat of the prior contract.

Steven Girsky:        That there would be an increase next - in the fall, or
                      whatever?

John Devine:          Yeah. Basically, repeated the prior contract, although
                      that's again, not at all negotiated with the UAW.

Steven Girsky:        Okay. And can you tell us how you're doing on the
                      healthcare front? You had a 6% target this year?

John Devine:          Yeah. That's our OPEB trend rate; pretty much on target. I mean that's very tough to keep cost down on healthcare these days. So, our team has been working very, very hard to do it. We think it will ratchet up about a point next year, we're looking at probably a 7-handle, versus a 6-handle for next year, given some of the HMO and drug cost that are coming through. But they're pushing very hard. We still expect to contain it through the 6, 7 range for next year. So a 7 is probably more realistic than 6, but it's still a drag, but I think our guys have done a nice job managing it.

Steven Girsky:        And -- I have just a question on the - and you guys may
                      have to get back to me. Give us this worldwide payroll numbers, and then we look at the employment, it seems like the employment keeps going down and the payrolls keep going up. Is there something - is there some disconnect on the employment, does that include the people on lay-off too, or no?

John Devine:          You know what? I don't know. We'd have to check -- I don't think so. I don't think there's anything in there. I think the thing on people cost, when you look at the dollar cost, is that people cost do go up every year.

                      So, you know, typically, you'll look at a single-digit increase for everybody on the rolls across - around the world. So, with constant headcount, your payroll cost will go up. So that might have been what you saw, but I -- we'll have to get back and check and see.

Steven Girsky:        Bill, was there any gain on sale accounting in your
                      quarter?

Bill Muir:            There was about 37 million in the quarter compared
                      to none last year. But if you look at the calendar year-to-date, it's exactly even this year as last - we're basically - right on page this year with last year -- $81 million calendar year-to-date this year; $81 million calendar year-to-date last year.

John Devine:          As Bill does securitization, that could be lumpy by
                      quarter, Steve as you know.

Steven Girsky:        Thanks.  But that's an after tax number, right?

Bill Muir:            Yup.

Steven Girsky:        Thank you.

Operator:             Our next question comes from Gary Lapidus from Goldman
                      Sachs. Please go ahead.

Gary Lapidus:         Good morning, guys!

John Devine:          Hey, Gary.

Gary Lapidus:         Bill, since you're so involved in this, I'm going to keep
                      that trend going.

Man:                  Got to go.  Go for him.

                      Gary Lapidus: The mortgage had a particularly good quarter. Maybe if you could kind of shed a little light on what's going on there, was this mostly related to a big increase in mortgage servicing rights? But, you know, I would think it was pre-payment's up and you know, (re-Fi) application's up. What would you expect to happen there, you know, or maybe, are you over-hedged there, so that you're getting actually a benefit from the rates versus the pre-payment speeds and all that?

Bill Muir:            Well, just let me touch briefly on MSRs just to kind of
                      put it in perspective. We started the year with about 4.5
                      billion in MSRs. We ended the third quarter with two 2.8 billion in MSRs. So, obviously, you know, we have in line with the accelerated pre-payment experience in the industry. We have been taking the value of those MSRs down very aggressively. In the third quarter in particular, we took them down by about 1.5 billion. We started the quarter with 4.4 billion; we ended the quarter with 2.8 billion.

                      So you know -- now we obviously haven't recorded a $2 billion losses the beginning of the year or a $1.5 billion loss in the third quarter. So clearly, we've had a very effective hedging program that has been in place, and I wouldn't say we're over-hedged. I would say if you look at the economic offset, it's almost an exact match. I mean we are just like dead nuts right on top in terms of tracking, you know, what the impairment and the write-down in the MSR is to what the economic results of our hedges.

Gary Lapidus:         Is there a point at which, if mortgage rates were to
                      continue to go down, that the hedging - you sort of run out of steam on your ability to hedge out the impact of the write-down to the MSRs?

Bill Muir:            I mean, theoretically, I guess anything's possible. But,
                      you know, it's a very dynamic hedging program. It's something that doesn't just sit there with -

Gary Lapidus:         But is the market unable to sort of hedge everybody that
                      would need to, if mortgage rates keep going down?

Bill Muir:            Gosh, I don't know, Gary.  I mean, that's -

Gary Lapidus:         Okay.

Bill Muir:            There has been a lot written about, you know, how (Fannie
                      May) can do it. You know, we're certainly a bit player, as compared to (Fannie May).

Gary Lapidus:         Yeah, okay.

Bill Muir:            But I think the bottom line is if you look at, like the
                      calendar year and the quarter for the mortgage group, MSRs have been, you know, certainly in the quarter, a neutral element compared to last year. It's positive, okay? Because last year, we didn't quite hedge it as effectively but we did this year in the third quarter.

                      So, year-over-year, if you kind of look at the breakdown between, you know, our companies, we were up about $75 million year-over-year, and 40 million of that improvement year-over-year is in the residential servicing businesses. And it's just coming from better hedge effectiveness this year compared to last year, combined with the benefits from having a very strong flow of new mortgage originations at very wide spreads.

Gary Lapidus:         John, when you said prevailing, there was a page you
                      mentioned prevailing rates, were you saying that you were calculating the pension expense assuming you went to
                      - and some of the other things, assuming you went to the 675?

John Devine:          Yes. We assumed if we took our market-to-market today --
                      again, we're not going to do that; we're going to look at it at the end of the year.

Gary Lapidus:         Yeah.

John Devine:          On the discount rate, our best guess today would be about
                      675 versus a discount rate we had in place at the end of last year of 725.

Gary Lapidus:         Okay. And then so, presumably, you would do a similar
                      reduction in the discount rate on healthcare?

John Devine:          Yes.

Gary Lapidus:         Okay. And how - approximately, what would that add to
                      another - well, I guess if you wrapped it all up, if you lowered the discount rate 50 points in your inflation as you see it -- a new contract, et cetera, pension expense
                      (up) roughly -- how much would you expect that to be up year-over-year?

John Devine:          Well, the only number we'd put out so far -- we'll
                      give you more in January when we see because there's a lot of pluses and minuses -- is that billion dollars for pension expense for `03 over `02. That's a billion after-tax.

                      It gets fairly complicated going into all the pieces. That billion dollars does not include healthcare, does not include a change in asset returns, and does not include any additional funding we've put in to either (V-Biz) or into (health).

Gary Lapidus:         Would you expect healthcare to be up, what, a couple of
                      hundred million?

John Devine:          I'd expect at (unintelligible) OPEB trend rate is more
                      like 7, so we'll get an aging factor of another couple of points on top of that. So, we'll get another 7, 8, 9% increase.

Gary Lapidus:         On your book expense?

John Devine:          On our expense year-to-year.

Gary Lapidus:         Yeah.  Okay, thank you.

Operator:             All right. Our next conference question comes from Scott
                      Hill with Sanford Bernstein. Please go ahead.

Scott Hill:           Good morning, John!

John Devine:          Hey, Scott!

Scott Hill:           John, I know it's not in your forecast, but the market's
                      obviously discounting a more difficult automotive demand environment (unintelligible) you guys are forecasting for next year. If you just look from a theoretical standpoint, North American production in the low 15 million-unit range, could you just talk broadly about how you think that would play out on your net liquidity position? Do you think you're actually in a good position to weather that storm given the obvious, you know, holes in the balance sheet, (unintelligible)?

John Devine:          It can never be strong, as you'd like. And obviously, as
                      we do our plan, we always include a downturn segment into it. Low 15's, we think, would be well off the chart of what a downturn would look like. You know, we think it would be more of a high 15's than low 15's. But obviously, we do a lot of planning on the base plan, but also what it would have looked on a larger downturn basis. And we do get surprises in this business that we have to be ready for.

                      Never as strong as you'd like to, but we've been focusing on liquidity for the last couple of years, as you know. Pensions are a drag, but we do have the capability of doing that over time if we have to.

                      We obviously are going to work very hard to protect our automotive spending. We think that's a very important part of our competitive position. To protect our core businesses is very important. We think we can do that, certainly and reasonably good times and in downturn. So the work we've done to-date would certainly suggest that we will do more work for `03. Obviously, in this market there is a great deal of uncertainty, but by and large, we think we can get through.

Scott Hill:           John, midway through the year and even earlier, you were
                      suggesting that your commitment was to offset the negative impact from pension and healthcare. Obviously it's - the hole is a lot bigger then anybody expected. But can we look at, you know, your overall negative number that you're forecasting here, or at least not forecasting, carrying forward from the third quarter levels and suggest that, you know, that's what it's likely to be, and you're saying you're not going to be able to cover it all. But thinking that there's actually some capability to cover some of that through structural or material cost reduction.

John Devine:          Yeah, obviously.

Scott Hill:           At least along the lines of what you previously talked
                      about?

John Devine:          The North American team is working on their `03 plan right now, so they're working very hard. We're going to be - continue to be aggressive on cost. But what we didn't want to do, because of the size of the pension requirement for expense, is just assume that we could offset it entirely, as we did this year.

                      You might recall, this year we had about 1.4 billion per-tax increase in healthcare and in pensions. And we offset it, and we're right on the mark to meet our structural cost requirements despite that increase this year.

                      So we managed to offset them this year. We're going to fight like crazy to offset them next year. But we thought it was important to flag: it's a big number. And there's a lot of pressures on us since we aren't sure we can offset it next year, and that's the reason we laid it out that way.

Scott Hill:           Okay. Do you have any net price guidance for the fourth
                      quarter, as well as what you're looking at in terms of next year?

John Devine:          The year-to-date number: North America -- 1.8% negative; a little higher than we'd like, obviously -- 2.2 for the third quarter. We aren't going to give you a number for the fourth quarter for next year, and the reason we don't want to do it -- we obviously have it -- is more for competitive reasons than anything else. I think suffice it to say that that's - the run rate is probably a reasonable indicator of future expectations. But this is a competitive market. We have been very aggressive; we think it has been a good play for General Motors. We aim to keep that up, but we don't want to telegraph everything that we're going to do.

Scott Hill:           Thank you.

Operator:             Our next question comes from the line of Ronald Tadross
                      with Bank of America Securities. Please go ahead.

Ronald Tadross:       Hey there, John!

John Devine:          Hey, Ron!

Ronald Tadross:       The net cost reductions -- 3.5% -- that's still yellow,
                      could you just give us a rough idea of what you're getting there?

John Devine:          Yeah, actually, pretty much as we talked the last time,
                      Ron. Good progress in material cost in both North America and Europe. You know, the number we set this year in both markets was net of design changes. So it's not just the negotiated savings. We're looking at this as a single number this year and going forward.

                      So it has been a tough struggle. That was a big record level. We've never achieved those levels of net savings either in North America or in Europe. And the guys are pushing very hard in getting the maximum we can achieve this year, but we also expect to go back at it next year.

                      I'd emphasize that while we continue to put pressure on negotiated savings with our suppliers, we're putting a lot of pressure on ourselves to take cost out in areas where, frankly, the consumer won't see it, where there is a not as safe or quality impact, but to be smart about how we design; and we think there is more to be done there.

Ronald Tadross:       So is it closer to 3.5% or closer to 2%? I mean, we - I
                      know it's a really tough target.

John Devine:          For North America, it's closer to 3.5.

Ronald Tadross:       Closer to 3?

John Devine:          Yeah, 3.5.

Ronald Tadross:       Okay. And then, on the outlook for the year at 17's are -
                      I guess that presumes that the fourth quarter runs in the
                      16.5 to 17-range. Could you just give us a rough idea of what you're seeing in October?

John Devine:          Let me ask all (Paul Schmidt) to comment; he's watching us hour by hour, as you can expect.

Paul Schmidt:         Okay.  Thanks, John.

                      As we've been looking at it, Ron, and as we've discussed throughout the month, we expect October to be a bit softer than the first nine months. I don't think that that's a surprise, but pretty much in line with our expectations somewhere around 16 million units on an annualized basis for October, and still sticking to our low to mid-16 range in the fourth quarter, which would bring in right about 17 million units for the year.

Ronald Tadross:       Okay.

Paul Schmidt:         So a little soft. As early in October, we've seen some
                      improvement as the months has progressed, and we're going to stick to our current guidance.

Ronald Tadross:       Okay.  All right, thanks a lot.

Paul Schmidt:         You're welcome.

Operator:             Our next question comes from Michael Bruynesteyn, with
                      Prudential Security. Please go ahead.

Michael Bruynesteyn:  A couple of questions; first of all on the cap ex, it looks very low in the quarter. Is this rate sustainable, what does that mean for this year and next year?

John Devine:          We're still on that 7-1 number we laid out before,
                      Michael, so that's still our best forecast. We ran pretty well in the third quarter. North America did a very good job of really getting the product out the door with the minimum cap ex. So we'll get - it's always lumpy by quarter, so I suggest you don't want to just look at it by quarter. So we think the 7-1 forecast is still our best shot. We'd probably will (beat it), I have to say, but that's our view today.

Michael Bruynesteyn:  Okay. And then, correct me if I'm wrong, but are you guiding down for the fourth quarter?

John Devine:          Not to our knowledge. We took it up to ($1.50) without
                      Hughes; that's higher than we had before -- 6.75 - we were at 6.50 before -- this is all without Hughes -- so up 25 cents. About 15 cents of that is in the third quarter, about 10 cents in the fourth.

Michael Bruynesteyn:  And, I guess in the context, this is sort of stepping back but looking at what you're hearing with the
                      - what you're showing about with the pension, et cetera, is this $10 of EPS by mid-decade still achievable?

John Devine:          We haven't backed off it. We obviously have a deeper
                      pension requirement to fill, but we're still pushing harder to get to the $10. We'll give you an update on that, probably early next year or middle of the year.

Michael Bruynesteyn:  (Unintelligible).

John Devine:          Next question?

Operator:             And our next question comes from the line of John Casesa
                      with Merrill Lynch. Please go ahead.

John Casesa:          John, given Paul's comments on October sales, are you -
                      when you talked about inventory flexibility, do you mean flexibility to increase the schedule?

John Devine:          No, no. We're not talking about increasing; in fact, we
                      probably can't. But our inventories, we believe, are pretty low on a -- most certainly in some parts of the line. So if the sales were a bit softer, we think we'd have some ability to observe it. No, we're not talking about a significant increase in production.

John Casesa:          Okay. Then just secondly on - at Shanghai, it seems to be
                      making a lot of money for you guys. I mean what's the outlook for that business, you know, on a quarterly basis or over time or however you want to characterize it?

John Devine:          Yeah, I can't give you a number. We're still going through
                      it. But I'll tell you, we've been pleasantly surprised this year by the growth in the industry and by the opportunities in China, and frankly, by our continued ability to make money despite the fact that, I think, as you know, the prices have come down. Prices have come down, and that has been one of the reasons the industry has gone up, but we've been pleasantly surprised. I think one of the issues we have to confront in China is how do we keep pace with the growth.

John Casesa:          And given what the prices are and given what you're
                      earning, I mean is that business earning satisfactory margins, low margins, high margins?

John Devine:          I'd describe them as good.  It could always get better.

John Casesa:          Okay.  Thank you.

Operator:             Our next question comes from the line of Wendy Needham
                      with CS First Boston. Please go ahead.

Wendy Needham:        Hello, good morning!

John Devine:          Hi, Wendy!

Wendy Needham:        (Paul), a quick one. All of your numbers included medium
                      and heavy -

Paul Schmidt:         Yes, they did, Wendy.

Wendy Needham:        So the 16 that you're seeing - 16, as you're seeing for
                      October, could be in the 15's in a light basis?

Paul Schmidt:         Yeah, on the light vehicle bases; and given how strong
                      things were in the third quarter, that's pretty consistent with our expectations.

Wendy Needham:        Okay. And then, John, maybe you want to address this. Over in Paris at the analyst meeting, Peugeot was talking very bluntly about targeting Germany and Italy, having been successful almost everywhere else in Europe.
                      Particularly -

John Devine:          Who thought they already have?

Wendy Needham:        Yeah, well, he said they still were ready to go for it. So can you maybe update us on your diesel, is that what's doing it or is it just the Peugeot designs are more interesting?

John Devine:          I bet they've done a very nice job -- their designs, their diesel lineup has helped; you know, we looked at this a couple of weeks ago. We assume that - this is not being defensive, but frankly, if our diesel share was fully up to what we think some of the major competition is, we think that's probably worth about a point a share for us.
                      We've been improving. What you're going to see over the next year, a year and a half in GME are four new diesel engines coming out.

                      So we have a lot of new product coming out through a couple of our different sources that we think are going to be very competitive. But certainly the diesel lineup that Peugeot has, has been a strong point for them. But I think it's more than that. I think it's good design. They've been aggressive in the marketplace. It's a good role model for the rest of us on what you can do in that market.

Wendy Needham:        And then, obviously, there are small - more, well, they're targeted at the small end, which would have some pretty serious implications for Fiat, which is already falling.
                      Is there anything you can do to help Fiat or do you just have to sort of stand by until the put is exercised?

John Devine:          Well, we're on the outside; so obviously, we're not in the inside. And they're running the business. I think they realized what they have to do. They're being aggressive about it, but it's going to take product, it's going to take restructuring menu ...(unintelligible) they're working on it, but we're on the outside, no question.

Wendy Needham:        Okay. And now your other favorite subject, Isuzu. I guess
                      some of the new people in Japan are calling for a poorly operating business is to - just to shut down completely, and I thought Isuzu might be on that list, but you need the diesel engines from Isuzu.

John Devine:          Well, that's the reason we announced the deal in August.
                      And what we did was we want to be helpful to Isuzu, but we also want to protect our interest.

                      So we're doing basically increasing our ownership beyond 50% in the diesel programs, both for one here and the one in Europe.

                      So that's the deal we're negotiating with the banks and with Isuzu today. We think it's good for Isuzu, good for the banks, and importantly, good for us. But that's the reason we're doing it.

Wendy Needham:        But could the government commit and override you
                      or is it your plan - that your plan is strong enough to keep the government away from shutting it down?

John Devine:          Well, we're still negotiating, but we think that it would
                      be a mistake if that happened. And obviously, we were gaining a lot, but we're still confident we can protect our diesel supply.

Wendy Needham:        Okay, thank you.

Operator:             Our next question comes from the line of Rod Lache with
                      Deutsche Bank. Please go ahead.

Rod Lache:            Good morning, everybody!

John Devine:          Hey, Rod!

Rod Lache:            I've got a couple of questions. First of all, can you
                      comment on the GMAX financing needs in `03, and to what extent are you planning to tap the ABS market next year; and also related to that, are you treating the gain on sales on ABS Securities any differently when there's 0% loans?

John Devine:          Let me ask Bill to comment on that.

Bill Muir:            Okay. Well, our funding requirements are, you know, very
                      much in line with what we've kind of had them pegged at during the course of the year. I mean we're well ahead of schedule in terms of what we have to complete for the year.

                      And this year, we've made kind of a modest shift towards an increased amount of asset-backed funding. You know, it's probably about 1/3 more than what we did last year -- not quite, but that's kind of the combination of the cost effectiveness rather than the highly liquid nature of that market.

                      For next year, we would expect our funding requirements, you know - and so this year, we're going to be somewhere in about, you know, a $30 billion funding year overall for our US book, which is the main book.

                      And next year, we expect this is going to be about the same. And we're going to approach the market in pretty much the same way. We might, again, just modestly increase the proportion of ABS, but our overall funding approach is one of diversification. We don't believe in just relying on one market for our funding and, you know, we kind of take a little bit longer-term view towards that.

Rod Lache:            Okay. And the gain on sale accounting is similar?

Bill Muir:            Yes. I mean there's really no difference. I mean, if....

(Paul Schmidt):       Zero does an impact.

Bill Muir:            So zero does an impact. And I mean, essentially, when you
                      do a securitization of a 0% deal, you basically just discount those receivables in the marketplace. So, in other words, the, you know, since there's no interest component, the asset-backed security holders basically look at the principal payment stream and then discount it at a prevailing market range.

Man:                  For return.

Bill Muir:            You know, and that's how you sell the receivables. So it
                      really doesn't screw up or in any way change the nature of how you're doing asset-backed (unintelligible).

John Devine:          The nice thing about the Zero business, Rod, as I think we know is the credit quality of that business has been quite good. So...

Rod Lache:            Yeah.

Man:                  That's was incredible.

John Devine:          It's not cheap, I'd have to say, but the credit quality
                      has been a big plus.

Rod Lache:            Yeah. Also - okay, if you can comment a little bit on
                      Hughes. We would imagine that the Hughes deal doesn't go through and Hughes gets the 3.2 billion between the break of (unintelligible) in the sale of PanAmSat. Would it be fair to assume that GM has the ability to repatriate that cash to the (parent) in some way. And also, do you still have quite a bit of flexibility with respect to contributing Hughes' shares to the pension fund?

John Devine:          The break up for the -- just to be clear for everybody --
                      is $600 million and there's a requirement to collect or start to buy PanAmSat at a predetermined price of 2.7 billion, so that's a 33, or so we talked about. We think that's a very clear contract. We obviously spent a lot of time negotiating that a year ago. That goes to Hughes just to point that out. We did that to make sure that we protect Hughes in their liquidity requirement.

                      I can't tell you much more about options other than we have them. We will explore them if the deal breaks up. But right now, our focus is on getting this deal done. I'd rather not go too far down that road until we know more.

Rod Lache:            Okay, one last question. Can you comment on the fixed
                      costs in North America versus last year? I think last year in the third quarter, you commented they were about 9.6 billion. Was it basically flat?

John Devine:          Ray Young, let me ask you.

Ray Young:            Yeah. Actually, we actually had a really good performance
                      in the third quarter of this year. We're actually, for our fixed costs, down this year compared to last year in North
                      America, which is a tremendous performance, given the fact that we've got increased volumes, as well as additional pension and healthcare expense. I think we're very pleased with what's happening right now in North America.

John Devine:          North America has done a very nice job on their structural cost. More to be done, but (eventually), they've done a very job.

Rod Lache:            Is it down meaningfully?

John Devine:          We can't give every number, Rod.

Rod Lache:            Okay. Well, it's worth a shot. Thanks, guys.

Operator:             Ladies and gentlemen from the press and media, at this
                      time, if you would like to ask a question, please press the 1 followed by the 4 on your telephone.

                      Our next question comes from the line of Darren Kimball with Lehman Brothers. Please go ahead.

Darren Kimball:       Hi, good morning!

John Devine:          Hi, Darren!

Darren Kimball:       You laid out some assumptions on the pension expense side, and while I know you're not ready to tell us what you're going to use as an expected return on assets, you did map out sort of a range of 10 down to 8 when you were talking about the PBGC minimums. So, I was just wondering if you could confirm what the sensitivity is -- we calculate it at about 75 cents per point -- in terms of where you go on the expected return from the current 10%.

John Devine:          I can't tell you unless Eric has something.

Eric Feldstein:       Well, a 1% move in the expected long-term return on assets would impact '03 pre-tax expense by roughly $700 million.

Darren Kimball:       Okay. So that's more like 85 cents?

Man:                  Yes.

Eric Feldstein:       I think you're close.

John Devine:          It's pretty close on that.

Darren Kimball:       Okay. And on the OPEB side, are you including the expected increase in OPEB expense in that (unintelligible).

John Devine:          No, that's -

Darren Kimball:       It sounds like you're just talking about pension. Can you
                      speak to that expected variance, possibly?

John Devine:          Just what I said before, is we have a - the OPEB trend
                      rate this year was in the order of 6, it looks to be coming in about that number. We're going to be a little higher next year; it looks to be more like 7. You got an aging impact and things like that on top of that, but the base OPEB trend rate is in that order.

Darren Kimball:       Okay. That's all I have, thanks.

Operator:             Our next question comes from the line of Saul Rubin with
                      UBS Warburg. Please go ahead.

John Devine:          Hi, Saul.

Saul Rubin:           Hi there. Good morning.

Man:                  Good morning.

Saul Rubin:           Just a few quick ones on pension and then a question on
                      cash flow. When you give these present value numbers, what is the discount rate you're using to calculate them?

Bill Muir:            We're discounting it at roughly the rate - you know, we're discounting it somewhere between 8 and 10%.

Saul Rubin:           Okay. So, in real money terms, we're actually talking
                      somewhere over $20 billion, is that fair to say?

Bill Muir:            I can look at the numbers, but I - if you're talking about in nominal value terms.

Saul Rubin:           Nominal terms, yeah.

Bill Muir:            I supposed the present value is obviously higher, yes.

Saul Rubin:           Okay. So it's around 9% you're using. Is that fair to use?

Bill Muir:            I'll double-check it, but I think that's about right.

Saul Rubin:           Okay. And then just to clarify. When you say that despite
                      your excellent cost performance it's unlikely you'll offset the pension expense, are you referring to the billion dollars?

Bill Muir:            Yeah, the new money. Not this year, we have offset it.

Saul Rubin:           Right. But it's just a billion; it doesn't assume any
                      lowering of (unintelligible) asset assumptions.

John Devine:          Yeah, the billion dollars before any change in asset, it's also before we add any additional funding. Both could change the number.

Saul Rubin:           Okay.

John Devine:          We'll give you an update on that number when we see in
                      January.

Saul Rubin:           Okay, fine. And then cash flow -- you're doing rather well on cash flow for the course of this year -- $6 to $7 billion in operations. I'm presuming - I assume it would be higher for the full year. Less than half of that is going to come from earnings. So can just talk a little bit about where that is coming from, and how sustainable that might be?

John Devine:          Yeah, there' a number of factors and certainly working
                      capital has been a very important piece. And I think one of the things we tried to do right through each of the operational organizations is focus on, obviously, profitability and net income and contribution margin, but also on cash flow. And I think we're not going through all of the bits and pieces -- that's having an impact. I mean people responding, cap ex has been good, as we talked about so far, managed working capital has been attractive.

                      So there's a number of pieces to it; obviously, volume improvement here helps cash flow. It does generate positive cash flow. That helps.

                      Now, the other piece I should mention to you in the third quarter just for say, you know, all the pieces we had tax refund in the third quarter, as well. It's - this is prior year taxes resolving those prior year taxes that was about $1 billion in the third quarter -- that's in the number.

                      There are a lot of bits and parts on that, good and bad. But overall, it's been a very productive year. Cash flow was worked very well. And part of our mission is to keep it up.

Saul Rubin:           Fourth quarter can we expect another billion or two?

John Devine:          I don't want to give you a projection, Saul.

Saul Rubin:           Okay.

John Devine:          I think suffice it to say that it's right at the top of
                      our priority list.

Saul Rubin:           Okay.

John Devine:          Once it's there, we'll get it.

Saul Rubin:           Is it fair to say a fair amount of that came one way or
                      another through working capital?

John Devine:          Certainly it was a big driver in addition to
                      profitability.

Saul Rubin:           And what was the basis on that - of that other than higher volumes?

John Devine:          As I've mentioned before, really, a lot of efforts right
                      to the organization to focus on improving cash flow.
                      Inventory beyond volume right to the organization as an example.

Saul Rubin:           And that includes pressure on some price I presumed -- it
                      includes changing the payment terms from some of those?

John Devine:          (Unintelligible) this year. That's not - we - the payment
                      terms have been in placed for the last couple of years.

Man: It's all three on here. I think it's fair to say we have had a tremendous focus on inventory management within organization both in finish - work in process inventory as well as finished goods inventory. And I think we're really seeing the benefits flow through this particular calendar year.

Saul Rubin:           Okay. Good. Thanks. And a final quick one.

John Devine:          (David), I think I should I mention, Saul, while you're on the tax issue and mentioned the refund. We're not paying - for the book tax we talked about 29%. But given our position, we're not paying much real cash tax. So that's helped as well. We expect that to continue for some time, by the way.

Saul Rubin:           Okay. Okay, fine. Okay, thank you.

Operator:             Our next question comes from the line of (Mickey Maynard)
                      with -

John Devine:          Before we get on to that, I just want to mention one other thing. When we're going through earnings I've neglected to mention that we're going to have an impact for Daewoo in the fourth quarter. Just to make sure that everybody understands that; it's about 15 cents negative.

                      We're getting Daewoo started up, as most of you know. We're just about to get the key. So that - the impact in the fourth quarter is 15 cents; that is in the numbers that I gave you before. So the full year 6.75 and the fourth quarter number of $1.50 include the Daewoo number. We'll talk about the impact next year in January.

                      Sorry (Mickey), go ahead.

Operator:             All right. We are now taking questions from the press and
                      media with (Mickey Maynard) from New York Times. Please go ahead.

(Mickey Maynard):     Good morning! I want to back to David Bradley's original
                      question on leasing and make sure that I understood the answer correctly. You were saying that you are now in single-digit run rate on leasing. In other words, fewer than 10% of the (unintelligible) are being leased, is that right?

John Devine:          Yes; it's about 12 to 13 of retail. The single-digits are
                      percent of total.

(Mickey Maynard):     Okay. Could you tell me what it was at its peak?

John Devine:          I would have to get back and check. It was above 20.

(Mickey Maynard):     Yeah. And I'm just wondering, is the reason primarily zero percent financing or is it residual combination of both?

John Devine:          No, it's been a strategic issue on our part (Mickey), to
                      back off leasing or we could. I mean there are certain parts of the market that really demanded luxury cars. Some parts of the country geographically that have a higher propensity for leasing. So we have to be competitive.

                      But strategically, we try to back off. There're maybe opportunities for us to increase it going forward so we're not going to stay forever. But that's been the strategy the last couple of years. We think it's been working for us.

(Mickey Maynard):     Okay. But would you - if you were to get to make an
                      estimate right now, would you say we'll see less leasing going forward rather than more?

John Devine:          For us, I think, you'd have to wait and see.

(Mickey Maynard):     Okay. And second question and then I'll let you go; while
                      this is a healthy quarter, I think you would say -- John, as you know in `98, I think, Ford earned about $1 billion in the third quarter. For you to get to the $10 a share by mid-decade, where you have to be in the third quarter? Do you have to be earning Fords of about $2 a share to pull it all together for the year?

John Devine:          Well, we're going to make 6.50 this year. We talked about
                      the pension drag next year, which would be an issue for us. So we have to do better in every quarter. And I wouldn't look at it just quarter-by-quarter, specific, but we have to do better.

(Mickey Maynard):     Right.

John Devine:          You know that.

(Mickey Maynard):     But if you look at something like this, this is not where
                      you have to be, correct?

John Devine:          No, absolutely not. We know that we have to do better on
                      North America. We certainly have to do better outside of North America or really across the board. So -- listen, no one at GM thinks this is good enough by any stretch.

(Mickey Maynard):     Okay. Great. Thanks very much.

Operator:             Our next question comes from the line of Joe Miller with
                      Bloomberg. Please go ahead.

John Devine:          Are you there, Joe?

Joe Miller:           Hello?

John Devine:          Hey, Joe. Are you there?

Joe Miller:           Yeah. Can you here me now?

John Devine:          Yeah. Go ahead.

Joe Miller:           Sorry about that. First the Daewoo charge in the fourth
                      quarter, that's 15 cents after tax?

John Devine:          After tax; it's not a charge. It would be just our share
                      of what we think their loss will be. Early days you have to (unintelligible) we're just walking in the door now.
                      But that's our guess for the fourth quarter.

Joe Miller:           Okay. Do you have a larger figure on that or a, you know,
                      none -- a net figure on that?

John Devine:          You mean in that income number?

Joe Miller:           Yeah.

John Devine:          It would be $80 million to $90 million after tax.

Joe Miller:           All right. Now on the pension expense for 2003, would the
                      estimated 1.6 billion before tax increase? What does that (give you) total?

John Devine:          A billion six pre-tax is about 1.0 billion after tax.

Joe Miller:           Right. But that's an increase, right?

John Devine:          Yeah. The impact -- the pre-tax charge this year is about
                      $1 billion, about 600 after tax. So it's 1.6 billion on the base of 1 billion, 1 billion on the base of 600.

Joe Miller:           Okay. I understand.

John Devine:          That's still -- again, that's the number we see today. It
                      would be the end of the year before we calculate our -- the real pension numbers.

Joe Miller:           And that's included in that 14 billion -- the 17 billion
                      contribution range you guys gave for the next couple of years?

John Devine:          Yes.

Joe Miller:           Can you give me that 14 billion to 17 billion after tax?

John Devine:          Just take roughly 60% of it. So 16 would be roughly 10.

Joe Miller:           And that would be through 2006, that range?

John Devine:          Yeah. That's the present value through to 2007 -- '03 to
                      '07.

Joe Miller:           Got it. Thank you very much.

John Devine:          Okay.

Operator:             Our next question comes from the line of Greg White with
                      the Wall Street Journal. Please go ahead.

Greg White:           Oh, hi. Good morning.

John Devine:          Hi, Greg.

Greg White:           A few questions; one, while we're on the pension expense
                      issue, I just want to make sure I understand those. It, sort of, puts brackets around what the possible number is.
                      The 1 billion after tax or 1.6 billion pre-tax increase
                      (unintelligible) for next year, that's only based on current -- on the asset returns and the changing the discount rate.

John Devine:          Exactly.

Greg White:           And that your expectation is also that you will change
                      your expected asset return.

John Devine:          We'll look at it at the end of the year. And so -- we'll
                      take a look at that. We'll also look at any additional cash contributions; we'll take a look at that. We'll update on where the fourth quarter was from an asset return standpoint as well. So there's a number of variable that will be in the final number.

Greg White:           Okay. Because based on what Eric said, the rule of thumb
                      on what change in the asset return assumption does, the
                      1.6 billion pre-tax increase could get to about 3 billion if you took it down to 8% and everything else stayed equal, is that correct?

John Devine:          It could grow, there's no question. And when it grows it
                      means we're going to be forced to put more cash against it.

Greg White:           So -- but you haven't decided yet whether you put more
                      money in the fourth quarter?

John Devine:          We haven't decided if or when.

Greg White:           Okay. And then second question about pricing, did -- are
                      you seeing there are, kind of, effectiveness of incentives declining? It looks like now that as net price accelerates in the market despite slow in sales that, you know, sort of - is there are period point of diminishing returns?

John Devine:          Oh, hard to predict. Let me ask Paul to give to you a view on that.

Paul Schmidt:         I would say a couple of things, number one: Sales are
                      really moderating down; I wouldn't describe them as softening. We have seen a bit of easing. Secondly: It is legitimate to point out that we are seeing some diminishing returns with regards to the effectiveness of some of the marketing programs and incentives. But it's pretty gradual in nature. There's not a significant fall off in the effectiveness.

Greg White:           Now -- but given that you're all ready -- you're at now
                      negative 2% net pricing and to drive a 16 million market, does the pressure between the pension and then the pressure on cost reductions they get bring you to a point where you simply can't sustain driving marketing cost even higher?

Paul Schmidt:         Well I think the first point is, that it's a 17
                      million-market maybe 16 in October. But just like we couldn't overreact to 18 million in August, we have to put it in the context of 17 million first and foremost.
                      Secondly, the aggressiveness in the downward pressure on price being the important element for us is to keep our cost and continue to constrain cost and increase productivity. So, it is a bit of a relative game on that phase. But I would point those two elements, (though).

John Devine:          I think it's safe to say, Greg, that, obviously the fund
                      our pensions over time, we have some time to fund them. So there is some flexibility there. But I think it's safe to say that we need our automotive operations in North
                      America but around the world to be healthy and profitable and generate cash flows -- there's no question about that.

Greg White:           Thank you.

Operator:             Our next question comes from the line of (Mike Ellis) with
                      Reuter. Please go ahead.

(Mike Ellis):         Hi, John!

John Devine:          Hi, (Mike)!

(Mike Ellis):         Hi! I wanted to ask you -- as you're pretty aware in lieu
                      of discussing some bail out plans for Fiat and including perhaps the government or banks taking a minority stake in Fiat or Fiat Auto. How would that impact the put?

John Devine:          Yeah. Well, I tell you, I can't keep up with all the
                      speculations. There's a lot of speculations in the Italian press and some of it filters out here. I don't want to add to that speculation today. We did what we did on the write-down. We've gone through that piece of it. If there's any change to General Motors on the Fiat relationship, if and when that happens, we'll, obviously, tell you right away. But I don't want to get into the speculation.

(Mike Ellis):         Okay. Can you repeat the condition again with the put
                      (unintelligible)?

John Devine:          Well the put in existing plan is the early '04. So that's
                      when it's can first be exercised.

(Mike Ellis):         Right.

John Devine:          Close to '09, five years.

(Mike Ellis):         Right. But you were saying earlier that it was a change of control of Fiat S.p.A.?

John Devine:          S.p.A., that's what I said -- yes.

(Mike Ellis):         Right. What about Fiat Auto, is that part of the -

John Devine:          Well Fiat Auto is not a standalone organization. There's
                      subsidiary area at Fiat S.p.A. wholly owned.

(Mike Ellis):         Yeah. All right. Fine. Thanks.

Operator:             Our next question comes from the line of (Tyrell Jones)
                      with the Los Angeles Times. Please go ahead.

(Tyrell Jones):       I wanted to just ask; John, I believe you said that on
                      North America your net margins was 1.9%, which was an increase.

John Devine:          Right.

(Tyrell Jones):       What was that up from?

John Devine:          One point seven points last year, third quarter, (Tyrell).

(Tyrell Jones):       And how was that trend in the past five years, the summary of it? Does it continuing to -- is it hovering or is it -

John Devine:          Oh, it's been up and down. We'd, obviously, like to see
                      something like five. I mean that's a post-dated goal.
                      We've been pretty public about that. Not an easy thing to do in this market.

                      So, frankly, we're pleased we can improve it in a tough competitive market at the same time we can improve our market share. We're not satisfied with it don't get me wrong. There's a lot more work to be done. But I think it's reasonable progress to be able to improve both market share and margins.

(Tyrell Jones):       When was the last time it was 5%?

John Devine:          That's at the back of research. It's been awhile.

(Tyrell Jones):       (Unintelligible). You're right. Well, okay. You also said,
                      John, that something for you that have improved by $900, I'm sorry I didn't catch what that was. Do you recall?
                      This was early on in your presentation.

John Devine:          Let me see if I can find that. Oh, I was talking about
                      revenue per unit, second quarter to third quarter.

(Tyrell Jones):       Was up by $900?

John Devine:          Yeah.

(Tyrell Jones):       Okay. Then, Q2 to Q3 that was -

John Devine:          Q2 to Q3 was up 900. We were down 600 from the third
                      quarter of last to third quarter of this year for a number of items. But the primary items were basically mix offsetting net price.

(Tyrell Jones):       Okay.

John Devine:          We're doing a little better than that price.

(Tyrell Jones):       You also mentioned that trucks were 50% - 56% of your
                      total mix in this past quarter, is that right?

John Devine:          Right.

(Tyrell Jones):       Is that the highest it has ever been?

John Devine:          We have to get back and check that.

Paul Schmidt:         I think last fourth quarter was probably higher.

John Devine:          Yeah. Maybe the last quarter when truck availability was
                      better.

Paul Schmidt:         Fourth quarter a year ago.

John Devine:          But it's been pretty (hot).

(Tyrell Jones):       Do I hear Paul saying Q4 of last year was probably the
                      highest (that's been)?

John Devine:          Yeah. We will -- we can research it for you if you want.

(Tyrell Jones):       Uh-Huh.

Paul Schmidt:         We'll check it to be sure. But I believe last fourth
                      quarter 58 or 59% truck because of the fall off in (daily rental).

John Devine:          I'd emphasized our goal here is not to be a truck company.
                      We're obviously improving our car share. And our car sales are very important objective. And we aim to make strides on that over the coming years.

(Tyrell Jones):       Where would you see the right kind of balance for where
                      you want to be in that mix?

John Devine:          I think it's going to be reflective of where the market
                      is, so we need to compete in the market. But obviously we don't want to focus -- we're very pleased with our trucks and our line-up and our competitive position. We want to improve it. But frankly, we also know we have to improve our car line-up and our car position.

(Tyrell Jones):       One last question, a little more broad and perhaps
                      philosophical but in the recent weeks we've been seeing more downgrades from Wall Street not just the car industry but across the board, but in particular in the car industry where you didn't see a lot of that before either downgrading to neutral or even to buy in some cases. And I just wonder what you attribute that - do you attribute that to the new atmosphere on Wall Street that is forcing analyst to divorce themselves from whatever their companies may be doing on the investment banking side and really say what they think, or is there really a general downslide in the auto industry that warrants these changes?

John Devine:          Well I think you have to ask the analyst on the auto side.
                      But I'll tell you my view is they've always said what they thought. So I don't think there's any change in that. They've always been tough on us. I think direct in (unintelligible). So I don't see any view that that's changed.

                      I think the two issues that would have been raised -- which are fair issues to put in a table -- is the concern about the consumer going away. Can we sustain the kind of volumes that we're looking at in the auto industry? And the straight answer for us: "While we see some softening and some moderation, we think the industry involves North America and Europe can maintain their reasonable level."

                      The second concern is on balance sheet: It's pension, it's health care, a variety of issues on those areas. I think we've been very direct on our plans to address those issues. But those are the issues for the most part that have been raised.

(Tyrell Jones):       All right.  Thank you.

John Devine:          Okay.

Operator:             Our next question comes from the line of James Mackintosh
                      with the Financial Times. Please go ahead.

James Mackintosh:     Hi, John!  James Mackintosh.

John Devine:          Hi, James!  How are you?

James Mackintosh:     Pretty well.  How about you?

John Devine:          Good. Thanks.

James Mackintosh:     Couple of questions. First thing I wanted to ask about
                      GME. Looks pretty clear that you're going to miss the target by some distance as having -

John Devine:          Yeah.  We've been saying that.

James Mackintosh:     Yeah. Absolutely. And what I was wondering about was
                      whether it is possible to hit the breakeven target next year because that's looking also pretty challenging.

John Devine:          Well, stay tuned. We'll be talking about our targets for
                      next year. We're not backing up our tough targets. It obviously makes it a little harder. But the issue for us in Europe, I think, is the market has been softer this year. We're pleased with our progress in reducing capacity, reducing our cost structure. Our team has done a very good job.

                      We know we have some more work to do on the revenue side and we think the real answer for that is product. It's more than just product but it certainly going to be of an important piece. If you look at the product shell, you look at the subsequent shells and what we have planning to roll out, I think you'll get some improvement and some view of what we think GME can do.

                      We're very pleased with the future products. We think they're going to put us in good position. That's (yes); it's a tough market. And I think before we brag about breaking-even we're going to have to get along the boards. So, we know we have a lot more work to do here.

James Mackintosh:     It sounds like you're retreating from the target.

John Devine:          I'm not.

James Mackintosh:     Okay. The other thing was, you know, they're like coming
                      back to it but just on Fiat, have you actually been -- have an initial approach from Fiat about the possibility of the (unintelligible).

John Devine:          Listen, as I've mentioned I can't keep up with all the
                      speculations. It's about ten a day. So as we've said about two months ago, we don't want to get into the speculation.
                      I don't want to add to it. If and when there's anything to talk about, we'll talk to you right away.

James Mackintosh:     Okay.

Operator:             Our next question comes from the line of (Catherine Polly)
                      with Euromoney Magazine. Please go ahead.

(Catherine Polly):    Good morning! I think this is probably a question mostly
                      for Paul. I mean you have touched on the funding issue already but given the spread (quality) that you're experiencing in the (unintelligible) market at the moment, I just want to know if that's going to change your funding strategy or timetable at all for this market going forward?

Paul Schmidt:         No. Obviously it's a -- it's been a difficult market over
                      the last couple of months. But -- both at the GMAC level and at the corporate level, strategy has been in place for some time. And we think we'll continue with it. So we don't see a change in our strategy. It's the market that you have to pay attention to (though) everyday -- and we do.

(Catherine Polly):    Thank you.

Operator:             Our next question comes from the line of (Joseph Sletny)
                      with the Oakland Press. Please go ahead.

(Joseph Sletny):      Good morning, John!

John Devine:          Hey, (Jo)!  How are you?

(Joseph Sletny):      Good. On the structural cost side, you mentioned that you
                      will not be able to bring down cost in the North America by cutting, is that how the way I understand it? How are you going to?

John Devine:          Well, we said it's unlikely. We haven't concluded this
                      yet. We're still going through the `03 plan. But given the size of the pension increase, that's going to be a very difficult thing to offset for next year. We did it this year. And we're making good progress on our cost this year. But the size of the increase next year, that's going to be very difficult to offset.

(Joseph Sletny):      So where's the money going to come from then? I mean it
                      has to come from someplace.

John Devine:          Well, no the impact won't be on -- it has an impact on
                      cash but the impact would be more on our profitability. In case of funding the pensions, I mean that's going to have generated by our operating cash flow but there's a lot of flexibility on when we'd put the money into the pensions.

(Joseph Sletny):      I know there was a flurry of excitement a couple of weeks
                      ago when you suggested you aren't going to cut heads anymore. Is that still the plan or are you going to begin
                      -- you have to go back -

John Devine:          Yeah. I think - I'm not sure exactly what we said at
                      that point in time. But obviously we're looking for continued efficiency across the board. So we don't have any major programs to announce but we continue to look at efficiencies and ride the (attrition) curve then.

(Joseph Sletny):      You will be looking to reduce payroll rather than increase it or?

John Devine:          I think the cost pressures -- the reality of the cost
                      pressures is we have look at every avenue of cost. We want to do it on the manner that keeps people focused, recognizing the contributions of people. But we have to do it on a careful way -- and we have been. But we have to continue to look at our cost structure.

(Joseph Sletny):      Any other areas (unintelligible).

John Devine:          We don't have any major programs that we're about to
                      announce.

(Joseph Sletny):      Okay.  Are there any areas where you want them to focus?

John Devine:          I think everybody understands what they have to
                      focus on. It's been pretty clear over the last couple of years. (unintelligible) has made it clear to everybody in the organization: Continue to improve our market share, improve our net income, reduce our structural cost, be more effective and competitive in the market place. You know, I think it's pretty clear what we have to do.

(Joseph Sletny):      But the net result is that you're going to expect North
                      America to be less profitable next year than it was this year?

John Devine:          I think all else being equal, and say unless there's a big improvement in volume, that will happen.

(Joseph Sletny):      Thank you.

Operator:             Our next question comes from the line of Jocelyn Parker
                      with Dow Jones. Please go ahead.

Jocelyn Parker:       Hi!  I was just...

John Devine:          Hi, Jocelyn!

Jocelyn Parker:       I just wanted to just double check. The net price is down;
                      it's negative 1.8 through the first nine months of the year?

John Devine:          That's right.

Jocelyn Parker:       Okay.  And it's negative 2.2% for...

John Devine:          For the quarter.

Jocelyn Parker:       For the quarter?

John Devine:          Right.

Jocelyn Parker:       Okay. And I just want to piggyback on Joe's comment on --
                      for the pension expense, you expect to be less profitable in North America next year because of pension cost?

John Devine:          It's because of the drag of pension cost, all other issues being equal. We'll lay that number. You won't have go to guess what that number looks like. In early January we'll lay our targets out for `03.

Jocelyn Parker:       Okay.  Thank you.

John Devine:          Okay.

Operator:             At this time I'd like to turn the conference call back
                      over to (Randy Erick). Please go ahead, sir.

(Randy Erick):        Okay. Thank you very much everyone. And we'll look forward to talking to you next quarter.

John Devine:          Thanks everyone.  Talk to you soon.

Operator:             Ladies and gentlemen, that does conclude your conference
                      call for today. We thank you for your participation and ask that you please disconnect your line.


                                      END


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